EXHIBIT 21.1
MiMedx Group, Inc.
List of Subsidiaries

MiMedx, Inc.	100% owned by MiMedx Group, Inc.

SpineMedica, LLC	100% owned by MiMedx, Inc.

MP Holdings Acquisition Sub, LLC	100% owned by MiMedx Group, Inc.

ORCI Acquisition Sub, LLC	100% owned by MiMedx Group, Inc.

Surgical Biologics, LLC	71% owned by ORCI Acquisition Sub, LLC and 29% owned by MP Holdings Acquisition Sub, LLC